SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

March 3, 2012

BP ANNOUNCES SETTLEMENT WITH PSC, SUBJECT TO FINAL
WRITTEN AGREEMENT, TO RESOLVE ECONOMIC LOSS AND
MEDICAL CLAIMS FROM
DEEPWATER HORIZON ACCIDENT AND OIL SPILL

Estimated $7.8B settlement expected to be paid from $20B Trust

LONDON - BP has reached a settlement with the Plaintiffs' Steering Committee (PSC), subject to final written agreement, to resolve the substantial majority of legitimate economic loss and medical claims stemming from the Deepwater Horizon accident and oil spill.  The PSC acts on behalf of individual and business plaintiffs in the Multi-District Litigation proceedings pending in New Orleans (MDL 2179).

"From the beginning, BP stepped up to meet our obligations to the communities in the Gulf Coast region, and we've worked hard to deliver on that commitment for nearly two years," said Bob Dudley, BP Group CEO.  "The proposed settlement represents significant progress toward resolving issues from the Deepwater Horizon accident and contributing further to economic and environmental restoration efforts along the Gulf Coast."

BP estimates that the cost of the proposed settlement, expected to be paid from the $20 billion Trust, would be approximately $7.8 billion.  This includes a BP commitment of $2.3 billion to help resolve economic loss claims related to the Gulf seafood industry.

Prior to the proposed settlement, BP had spent more than $22 billion toward meeting its commitments in the Gulf.  BP has paid out more than $8.1 billion to individuals, businesses and government entities.  In addition, BP has spent approximately $14 billion on operational response.

This proposed settlement is not expected to result in any increase in the $37.2 billion charge (which included the $20 billion charge taken in respect of the Trust) previously recorded in BP's financial statements.  BP's current expectation is that the provision for litigation and claims, which includes the claims covered by this proposed settlement, will increase by approximately $2.1 billion with no net impact to either the income or cash flow statements, because this is a settlement that is expected to be payable from the Trust.  The amount that can be further provided with no net impact to the income statement therefore is expected to be reduced from approximately $5.5 billion to approximately $3.4 billion.  While BP has sought to reliably estimate the cost of this proposed settlement, it is possible that the actual cost could be higher or lower than this estimate depending on the outcomes of the court-supervised claims processes.  In accordance with its normal procedures, BP will re-evaluate the assumptions underlying this estimate on a quarterly basis as more information, including the outcomes of the court-supervised claims processes, becomes available.

The Trust was established to satisfy not only legitimate individual and business claims but also a number of other costs related to the accident and oil spill.  Other costs to be paid from the Trust include state and local government claims, state and local response costs, natural resource damages and related claims, and final judgments and settlements.  It is not possible at this time to determine whether the $20 billion Trust will be sufficient to satisfy all of these claims as well as those under the proposed settlement.  Should the Trust not be sufficient, payments under the proposed settlement would be made by BP directly.

The proposed settlement does not include claims against BP made by the United States Department of Justice or other federal agencies (including under the Clean Water Act and for Natural Resource Damages under the Oil Pollution Act) or by the states and local governments. The proposed settlement also excludes certain other claims against BP, such as securities and shareholder claims pending in MDL 2185, and claims based solely on the deepwater drilling moratorium and/or the related permitting process.

The proposed settlement is comprised of two separate agreements, one to resolve economic loss claims and another to resolve medical claims.  Each proposed agreement provides that class members would be compensated for their claims on a claims-made basis, according to agreed compensation protocols in separate court-supervised claims processes.  The proposed agreement to resolve economic loss claims includes the financial commitment for the Gulf seafood industry and a fund to support continued advertising that promotes Gulf Coast tourism.

The proposed agreement to resolve medical claims involves payments based on a matrix for certain currently manifested physical conditions, as well as a 21-year medical consultation program for qualifying class members.  It also provides that class members claiming later-manifested physical conditions may pursue their claims through a mediation/litigation process.   Consistent with its commitment to the Gulf, BP would also provide $105 million to improve the availability, scope and quality of healthcare in Gulf communities.  This healthcare outreach program would be available to all individuals in those communities, regardless of whether they are class members.  It would include expanding capacity to address community health needs, including primary care, mental health services and access to environmental health specialists, as well as enhanced training and education related to Gulf Coast health issues.

Under the proposed settlement, class members would release and dismiss their claims against BP.  The proposed settlement is not an admission of liability by BP.

The proposed settlement also provides that, to the extent permitted by law, BP will assign to the PSC certain of its claims, rights and recoveries against Transocean and Halliburton for damages not recoverable from BP.

The proposed settlement is subject to reaching definitive and fully-documented agreements within 45 days, and if those agreements are not reached, either party has the right to terminate the proposed settlement.  Once there are definitive and fully-documented agreements, BP and the PSC would then seek the Court's preliminary approval of the settlement.  Under federal law, there is an established procedure for determining the fairness, reasonableness and adequacy of class action settlements.  Pursuant to this procedure, and subject to the Court granting preliminary approval of both agreements, there would be extensive outreach to the public, including through advertisements and direct mail, to explain the settlement agreements, class members' rights, including the right to "opt out" of the classes, and the processes for making claims.  The Court would then conduct fairness hearings at which class members and various other parties would have an opportunity to be heard and present evidence.  The Court would then decide whether or not to approve each proposed settlement agreement.

The proposed economic loss settlement provides for a transition from the Gulf Coast Claims Facility (GCCF) administered by Kenneth Feinberg.  "Ken Feinberg has overseen the GCCF since it began operating in August 2010, and we thank him and his team for their dedication and professionalism," said Mr. Dudley.  "During Mr. Feinberg's tenure, BP has paid approximately $6.1 billion to resolve more than 220,000 claims from individuals and businesses through the GCCF."

A court-supervised transitional claims process for economic loss claims will be in operation while the infrastructure for the new settlement claims process is put in place.  During this transitional period, the processing of claims that have been submitted to the GCCF will continue, and new claimants may submit their claims.

Payments in class action settlements typically are not made until after final approval of a settlement, but BP has agreed not to wait for final approval of the economic loss settlement before claims are paid.  The economic loss claims process will continue under court supervision before final approval of the settlement, first under the transitional claims process, and then through the settlement claims process established by the proposed economic loss agreement.

"This settlement reflects our commitment not only to the Gulf region, but also to the United States as a whole," said Mr. Dudley.  "BP has operated in America for more than 100 years, employs nearly 23,000 people in the U.S., and invests more in the U.S. than in any other country."

The parties will seek guidance from the Court as to the schedule for future proceedings in MDL 2179.

Notes to editors:

O
This press release includes "forward-looking statements" including with respect to our estimate of costs to be paid under the proposed settlement, the expectation that the estimated costs will be payable from the Trust and the prospect for preliminary and final approval of the settlement.  These statements are based on certain assumptions made by the company based on claims experience, anticipated future developments and other factors believed to be appropriate.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements.  These include risks relating to the amount of payments that are actually made through the court approved claims process, the outcome of the fairness procedures and process for obtaining preliminary and final approval of the settlement and other important factors that could cause actual results to differ materially from those projected as described in the company's reports filed with the Securities and Exchange Commission.  See "Risk Factors" in the company's Annual Report filed on Form 20-F and other public filings and press releases.

O
Any forward-looking statement speaks only as of the date on which such statement is made and the company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

O
Over the past five years, apart from Deepwater Horizon related costs, BP has invested more than $52 billion in the United States - more than any other oil and gas company and more than in any other country where it operates.  BP is the second largest oil and gas producer in the United States, a leading refiner, and a major investor in alternative energy with a focus on wind energy and biofuels.  Through BP's business activities, the company supports nearly a quarter of a million American jobs.

-- ENDS --

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 March  2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary